SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Stock bonus and redemption value

Rio de Janeiro, December 8, 2025, Centrais Elétricas Brasileiras S/A – AXIA Energia informs, in continuity with the Material Fact disclosed on November 27, 2025, that, on this date, its Board of Directors approved:

1.	Capitalization: of R$ 30,000,000,024.48 from the Company’s profit reserves, through the issuance of 606,796,117 class 'C' preferred shares (PNCs) as a stock bonus, as follows:

o	Ratio for the distribution of PNCs among shareholders: 0.2628378881074 PNC share for each 1 common share, class 'A' preferred share, or class 'B' preferred share. Treasury shares will also be granted the bonus.

o	Record Date and Ex-Date: the new PNC shares issued will be distributed free of charge and will benefit shareholders in proportion to their shareholding position on the record date of December 19, 2025. As of December 22, 2025, the Company's shares will begin trading ex-rights.

o	Price per PNC share: for the purposes of Article 10 of Law No. 9,249, dated December 26, 1995, the unit value assigned to the bonus shares will be R$ 49.44.

o	Trading of PNCs: the PNC shares will be traded on B3 S.A. – Brasil, Bolsa, Balcão, starting on December 22, 2025.

o	Delivery of PNC shares: the PNC shares resulting from the stock bonus will be included in the shareholders’ accounts on December 26, 2025.

2.	Redemption value: R$ 1.2994705188032 per class 'R' preferred share (PNR).

The effective implementation of the aforementioned resolutions is subject to the approval of the matters on the agenda of the Extraordinary General Meeting to be held on December 19, 2025.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.